SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Nuevo Energy Company

(Name of Subject Company (Issuer))

Nuevo Energy Company

(Name of Filing Person (Issuer))

Options to Purchase Common Stock, par value $0.01 per share

Restricted Common Stock, par value $0.01 per share

(Title of Class of Securities)

670509108

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Bruce K. Murchison

Vice President and General Counsel

Nuevo Energy Company

1021 Main Street, Suite 2100

Houston, Texas 77002

Telephone: (713) 652-0706

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person)

Copies to:

George G. Young, III

Haynes and Boone, LLP

1000 Louisiana, Suite 4300

Houston, Texas 77002-5012

Telephone: (713) 547-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment is the final amendment to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 12, 2004, as amended by Amendment No. 1 filed April 12, 2004, Amendment No. 2 filed April 15, 2004 and Amendment No. 3 filed May 13, 2004, by Nuevo Energy Company, a Delaware corporation (“Nuevo”), relating to the offer by Nuevo (the “Offer”) to purchase all outstanding options to acquire Nuevo common stock, vested and unvested (the “Options”).

Item 8. Interest in Securities of the Subject Company

Item 8 is hereby amended by adding thereto the following:

The Offer expired at 12:00 p.m., Houston, Texas time on Friday, May 14, 2004 and was not extended. A total of 924,583 Options were validly tendered and not withdrawn. These Options represent approximately 73.5% of all outstanding Options.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2004	NUEVO ENERGY COMPANY

	By:	/s/ Michael S. Wilkes

Michael S. Wilkes Chief Financial Officer

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